

10031379

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 8 2010
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L.J. Hart & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16401 Swingley Ridge Road, Suite 210
(No. and Street)

St. Louis (City) | Missouri (State) | 63107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Hart 636-537-9939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

211 N. Broadway, Suite 600 (Address) | St. Louis (City) | Missouri (State) | 63102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry J. Hart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.J. Hart & Company, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Larry J. Hart
Signature

PRESIDENT / CEO
Title

Heather L. Mudd
Notary Public


HEATHER L. MUDD
Notary Public-Notary Seal
State of Missouri, St Charles County
Commission # 07386642
My Commission Expires Aug 11, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BKD LLP
CPAs & Advisors

One Metropolitan Square
211 N. Broadway, Suite 600
St. Louis, MO 63102-2733
314.231.5544 Fax 314.231.9731 www.bkd.com

Independent Accountants' Report

Board of Directors
L.J. Hart & Company
St. Louis, Missouri

We have audited the accompanying statement of financial condition of L.J. Hart & Company as of December 31, 2009, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.J. Hart & Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

St. Louis, Missouri
February 22, 2010

L.J. Hart & Company

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	372,061
Receivable from clearing organization		280,284
Securities owned, at market value		3,115,798
Property and equipment, net		264,914
Deposit with clearing organization and other assets		44,525
Total assets	$	4,077,582

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	40,981
Stockholder's Equity		
Common stock; $6 par value; authorized 30,000 shares, issued and outstanding 10,000 shares		60,000
Retained earnings		3,976,601
Total stockholder's equity		4,036,601
Total liabilities and stockholder's equity	$	4,077,582

See Notes to Financial Statements

L.J. Hart & Company

Statement of Income

Year Ended December 31, 2009

Revenues and Security Activities	
Underwriting and commissions	$ 3,487,298
Interest and dividends	127,857
Recognized gain on securities	149,934
Total revenues and security activities	3,765,089
Expenses	
Employee compensation and benefits	1,300,487
Underwriting	249,769
Communication and data processing	21,840
Occupancy	140,081
Depreciation	29,353
Professional services	138,637
Other operating expenses	470,450
Total expenses	2,350,617
Net Income	$ 1,414,472

L.J. Hart & Company
Statement of Stockholder's Equity
Year Ended December 31, 2009

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance, January 1, 2009	10,000	$ 60,000	$ 4,608,254	$ 4,668,254
Dividends, $204.61 per share	-	-	(2,046,125)	(2,046,125)
Net income	-	-	1,414,472	1,414,472
Balance, December 31, 2009	10,000	$ 60,000	$ 3,976,601	$ 4,036,601

L.J. Hart & Company

Statement of Cash Flows

Year Ended December 31, 2009

Operating Activities	
Net income	$ 1,414,472
Items not requiring cash	
Depreciation	29,353
Loss on disposal of property and equipment	818
Changes in	
Receivable from clearing organization	(254,864)
Securities owned	486,201
Accounts payable and accrued expenses	(58,001)
Other assets	314
Net cash provided by operating activities	1,618,293
Investing Activity	
Purchases of property and equipment	(3,351)
Net cash used in investing activity	(3,351)
Financing Activity	
Dividends paid	(2,046,125)
Net cash used in financing activity	(2,046,125)
Decrease in Cash and Cash Equivalents	(431,183)
Cash and Cash Equivalents, Beginning of Year	803,244
Cash and Cash Equivalents, End of Year	$ 372,061

Supplemental Cash Flows Information

Interest paid	$ 19

Note 1: Nature of Operations and Summary of Significant Accounting Policies

L.J. Hart & Company (the "Company") is incorporated in the state of Missouri. The Company is primarily engaged in the business of underwriting municipal securities for school districts in the state of Missouri and also operates as a broker-dealer of municipal securities. The Company is subject to competition from other broker-dealers. The Company is a member of the National Association of Securities Dealers, Inc., operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FinRA).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the fair values of financial instruments.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2009, cash equivalents consisted primarily of money market accounts with brokers.

The financial institutions holding the Company's cash accounts are participating in the FDIC's Transaction Account Guarantee Program. Under that program, through June 30, 2010, all noninterest-bearing transaction accounts at these institutions are fully guaranteed by the FDIC for the entire amount in the account.

Effective October 3, 2008, the FDIC's insurance limits increased to $250,000. The increase in federally insured limits is currently set to expire December 31, 2013. At December 31, 2009, the Company's interest-bearing cash accounts did not exceed the federally insured limits of the FDIC or SIPC.

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are recorded on settlement-date basis, generally the third business day following the transaction (trade) date, with related commission income and expenses reported on a trade-date basis.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, clients.

Securities owned include marketable securities held for proprietary trading and are valued at fair value.

Underwriting Revenue

Underwriting revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting revenues also include fees earned from providing financial advisory services. Underwriting revenues are recorded at the time the underwriting is completed and the income is reasonably determinable, usually settlement date.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful lives of the improvements.

Income Taxes

The Company's stockholder has elected to have the Company's income taxed as an "S" Corporation under provisions of the Internal Revenue Code and a similar section of the Missouri income tax law. Therefore, taxable income or loss is reported to the individual stockholder for inclusion in his respective tax returns and no provision for federal and state income taxes is included in these statements.

The Company files income tax returns in the U.S. federal and state of Missouri jurisdictions. The Company is no longer subject to examinations by tax authorities for years before 2006.

Subsequent Events

Subsequent events have been evaluated through February 22, 2010, which is the date the financial statements were issued.

Note 2: Deposit with Clearing Organization

The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires a $15,000 deposit which is maintained in cash with the broker-dealer.

L.J. Hart & Company
Notes to Financial Statements
December 31, 2009

Note 3: Receivable from Clearing Organization

Receivable from clearing organization includes amounts owed arising from settlement of securities transactions and amounts receivable from the clearing organization related to unsettled securities transactions.

Note 4: Property and Equipment

Property and equipment consists of the following:

Furniture and fixtures	$	144,736
Office equipment		93,023
Leasehold improvements		136,019
		373,778
Less accumulated depreciation		108,864
	$	264,914

Note 5: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to one. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to one. At December 31, 2009, the Company had net capital of $3,599,434 which exceeded the minimum required amount by $3,499,434. The Company's ratio of aggregate indebtedness to net capital was .011 to one.

Note 6: Retirement Savings Plan

The Company offers employees a retirement savings plan under Section 408(p) of the Internal Revenue Code. The plan allows all full-time employees to contribute a percentage of their annual wages up to a maximum amount established by the Internal Revenue Code with a 100% Company match up to 3% of gross wages. Company contributions charged to expense were $31,932 for 2009.

Note 7: Credit Risk

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled.

As a securities dealer, the Company is engaged in various securities trading activities. Exposure of the Company to credit risk associated with the non-performance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair a counterparty's ability to satisfy its obligations to the Company.

Note 8: Investment Risk

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the accompanying statement of financial condition.

Note 9: Operating Leases

The stockholder leases the Company's office facilities under a lease agreement that expires in May 2013. The stockholder has an informal agreement whereby the Company leases its office facilities on a month-to-month basis. Rent expense for 2009 was $140,100.

Note 10: Disclosures About Fair Value of Assets and Liabilities

ASC Topic 820, *Fair Value Measurements*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also specifies a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the inputs and valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of financial condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities Owned, at Market Value

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include exchange traded equities and money market accounts with brokers. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include corporate debt obligations and municipal securities. In certain cases where Level 1 or Level 2 inputs are not available securities are classified within Level 3 of the hierarchy. There were no Level 3 inputs at December 31, 2009.

The following table presents the fair value measurements of assets recognized in the accompanying statement of financial condition measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2009:

		Fair Value Measurements Using		
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Municipal Securities	$ 3,065,665	$ -	$ 3,065,665	$ -
Corporate Bonds	$ 44,187	$ -	$ 44,187	$ -
Equity Securities	$ 5,946	$ 5,946	$ -	$ -
Money Market Account	$ 185,357	$ 185,357	$ -	$ -

Note 11: Current Economic Conditions

The current protracted economic decline continues to present securities broker-dealers with circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair values of investments and other assets.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values and capital that could negatively impact the Company's ability to meet regulatory capital requirements and maintain sufficient liquidity.

Supplementary Information

BKD LLP
CPAs & Advisors

One Metropolitan Square
211 N. Broadway, Suite 600
St. Louis, MO 63102-2733
314.231.5544 Fax 314.231.9731 www.bkd.com

Independent Accountants' Report on Supplementary Information

Board of Directors
L.J. Hart & Company
St. Louis, Missouri

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

St. Louis, Missouri
February 22, 2010

L.J. Hart & Company

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Total Stockholder's Equity	$ 4,036,601
Non-allowable Assets	
Property and equipment, net	264,914
Other assets	21,277
Total non-allowable assets	286,191
Net Capital Before Haircuts on Securities Positions	3,750,410
Haircuts on Securities	
Equity securities	-
Securities not readily marketable	892
Debt securities	150,084
Total haircuts on securities	150,976
Net Capital	$ 3,599,434
Aggregate Indebtedness	$ 40,981
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 2,732
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above)	$ 100,000
Excess net capital	$ 3,499,434
Excess net capital at 1,000%	$ 3,595,336
Ratio of Aggregate Indebtedness to Net Capital	.011 to 1

There were no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported and amended by the Company.

L.J. Hart & Company

Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provision of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

BKD LLP
CPAs & Advisors

One Metropolitan Square
211 N. Broadway, Suite 600
St. Louis, MO 63102-2733
314.231.5544 Fax 314.231.9731 www.bkd.com

Independent Accountants' Report on Internal Control

Board of Directors
L.J. Hart & Company
St. Louis, Missouri

In planning and performing our audit of the financial statements of L.J. Hart & Company (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

St. Louis, Missouri
February 22, 2010